Exhibit 99.10

PRESS RELEASE

TotalEnergies, number 2 in employee share ownership in Europe,

launches its annual capital increase reserved for employees

Paris, April 27, 2023 – The Board of Directors of TotalEnergies SE, meeting on April 26, 2023 under the chairmanship of Patrick Pouyanné, Chairman and Chief Executive Officer, confirmed the launch of the capital increased reserved for employees and former employees of the Company for 2023.

On this occasion, the Board welcomed the recent publication of the European Federation of Employee Share Ownership, which shows that TotalEnergies ranks second among European companies for employee share ownership, in terms of the amount of capital held by employees.

The development of employee share ownership is at the heart of TotalEnergies' value share policy as it represents the best way to closely associate employees with its economic performance, strengthen their sense of belonging and align the interests of employees and shareholders. The decision taken in 2015 by the Board of Directors to conduct every year a capital increase reserved for employees with a discount, as opposed to every two years previously, demonstrates this, as does the continuous increase in the scope of the performance share grant, which now concerns more than 11,000 employees each year worldwide.

As of March 31, 2023, more than 65% of the employees were shareholders and held together 7.4% of the Company's share capital, amounting to 10 billion euros, making them TotalEnergies’ largest group of shareholders. They received as such about 700 million euros in dividends in 2022.

----

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in close to 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies TotalEnergies TotalEnergies TotalEnergies

Cautionary Note

The program, reserved to eligible employees and retirees of the Company, will be implemented in France as well as in certain foreign countries, including the United States, where the shares offered in the United States will be registered with the Securities and Exchange Commission (SEC). Shares and FCPE units offered outside the United States will not be registered with the SEC. In particular, the units of the below-mentioned FCPEs cannot be offered or sold in the United States directly or indirectly (or in its territories or possessions), or for the benefit of a "U.S. Person", as defined in American regulations. Persons wishing to subscribe to units in these FCPEs, will have to certify, when subscribing, that they are not "U.S. Persons". The definition of "U.S. Person" is available on the FCPE Management Company's website (www.amundi.com).

This press release is produced for information purposes only and does not constitute an offer for the sale or the subscription of securities. Moreover, this press release should not be distributed in the countries where the offering remains subject to approval of the local authorities.

The offer will be issued only in the countries where the local administrative and regulatory procedures have been implemented (in particular, the registration procedures, notification, granting of authorizations and/or applicable exemptions and the information or the consultation of the representatives of the employees).

This press release represents the document required to qualify for the exemption from the requirement to publish a prospectus as defined in Articles 1 4°i) and 5°h) of the Regulation (UE) 2017/1129 of June 14, 2017.